Exhibit 99.1

Summary of Consolidated Financial Results

For the Year Ended March 31, 2019

[Japanese GAAP]

May 15, 2019

Company name:	FRONTEO, Inc.
Stock Exchange Listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.fronteo.com/
Representative:	Masahiro Morimoto, Chief Executive Officer and Chairman of the Board
Contact:	Tomohiro Uesugi, Chief Financial Officer
Tel:	+81-3-5463-6344

Scheduled date of Ordinary General Meeting of Shareholders:	June 27, 2019
Scheduled date of commencement of dividend payment:	June 28, 2019
Scheduled date of filing Annual Securities Report:	June 28, 2019
Supplementary material for financial results:	Yes
Financial results briefing:	Yes (for institutional investors and analysts)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Year Ended March 31, 2019 (from April 1, 2018 to March 31, 2019)

(1)     Consolidated results of operations

(Percentage figures represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income/loss attributable to owners of the parent
Years ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
March 31, 2019	11,292	(7.6)	216	22.1	175	—	69
March 31, 2018	12,217	9.0	177	—	(16)	—	(828)	—

Note:   Comprehensive income (loss)

Year ended March 31, 2019	¥221 million [(—%)]
Year ended March 31, 2018	¥(770) million [(—%)]

	Net income/loss per share (basic)	Net income/loss per share (diluted)	Return on equity	Ratio of ordinary income to total assets	Ratio of operating income to net sales
Years ended	Yen	Yen	%	%	%
March 31, 2019	1.84	1.76	1.7	1.3	1.9
March 31, 2018	(21.79)	—	(18.8)	(0.1)	1.5

Reference: Equity in earnings of affiliates

Year ended March 31, 2019	¥— million
Year ended March 31, 2018	¥— million

(2)     Consolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
As of	Millions of yen	Millions of yen	%	Yen
March 31, 2019	13,566	4,639	32.2	114.43
March 31, 2018	14,465	4,353	28.0	106.45

Reference: Equity

As of March 31, 2019	¥4,362 million
As of March 31, 2018	¥4,048 million

Note: The “Partial Amendments to Accounting Standard for Tax Effect Accounting” (Accounting Standards Board of Japan (ASBJ) Statement No. 28 of February 16, 2018) is applied effective from the beginning of the year ended March 31, 2019. Major management indicators for the fiscal year ended March 31, 2018, are presented after applying the accounting standard above retrospectively.

(3)     Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of year
Years ended	Millions of yen	Millions of yen	Millions of yen	Millions of yen
March 31, 2019	731	(966)	(1,011)	3,922
March 31, 2018	1,495	(709)	(138)	5,127

2.   Dividends

	Dividend per share					Total dividends	Payout ratio (consolidated)	Ratio of dividends to net assets (consolidated)
	End of first quarter	End of second quarter	End of third quarter	End of year	Total
Years ended	Yen	Yen	Yen	Yen	Yen	Millions of yen	%	%
March 31, 2018	—	0.00	—	0.00	0.00	—	—	—
March 31, 2019	—	0.00	—	3.00	3.00	114	163.4	2.7
Year ending March 31, 2020 (Forecast)	—	0.00	—	3.00	3.00		1,143.0

3.   Consolidated Forecasts for the Year Ending March 31, 2020 (from April 1, 2019 to March 31, 2020)

(Percentage figures represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent		Net income per share
For the year ending	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
March 31, 2020	11,600	2.7	200	(7.8)	116	(34.0)	10	(85.7)	0.26

*    Notes

(1)      Changes in important subsidiaries during the current year (changes in the scope of consolidation): None

Newly included:	None
Excluded:	None

(2)     Changes in accounting policies, changes in accounting estimates, and revisions restated

1)  Changes associated with the revision of accounting standards: Yes

2)  Changes in accounting policies other than the above 1): None

3)  Changes in accounting estimates: None

4)  Revisions restated: None

(3)      Number of issued and outstanding shares (common stock)

1)             Number of issued and outstanding shares at the year-end (including treasury stock)

As of March 31, 2019:	38,123,862 shares
As of March 31, 2018:	38,029,862 shares

2)             Number of treasury stock at the year-end

As of March 31, 2019:	696 shares
As of March 31, 2018:	630 shares

3)             Average number of issued and outstanding shares during the year

Year ended March 31, 2019:	38,098,739 shares
Year ended March 31, 2018:	38,007,877 shares

<Reference> Summary of Nonconsolidated Financial Results

1.              Nonconsolidated Financial Results for the Year Ended March 31, 2019 (from April 1, 2018 to March 31, 2019)

(1)     Nonconsolidated results of operations                                                    (Percentage figures represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income
Years ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
March 31, 2019	4,768	2.2	420	(41.0)	433	(33.7)	24	(91.4)
March 31, 2018	4,664	5.6	713	631.1	653	—	288	—

	Net income/loss per share (basic)	Net income per share (diluted)
Years ended	Yen	Yen
March 31, 2019	0.65	0.62
March 31, 2018	7.60	7.29

(2)     Nonconsolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
As of	Millions of yen	Millions of yen	%	Yen
March 31, 2019	15,156	7,294	46.6	185.36
March 31, 2018	16,955	7,187	40.8	182.01

Reference: Equity

As of March 31, 2019	¥7,066 million
As of March 31, 2018	¥6,921 million

*      This summary of consolidated financial results for the year ended March 31, 2019, falls outside the scope of year-end audit procedures to be performed by certified public accountants or an audit firm.

*      Explanations concerning the appropriate use of the forecasts for results of operations and other special matters

•       The forecasts for results of operations in this report are based on information currently available to FRONTEO, Inc. (the “Company”) and assumptions determined to be reasonable and are not intended to assure achievement of any results of the Company’s operations. Actual results may differ significantly from the forecasts due to various factors. For further details of the assumptions and other factors considered by the Company in preparing the above forecasts, refer to “1. Analysis of Operating Results and Financial Position, (1) Analysis of operating results” attached on page 2.

Table of Contents of Attachment

1.	Analysis of Operating Results and Financial Position	2

(1)	Analysis of operating results	2

(2)	Analysis of financial position	5

(3)	Analysis of cash flows	5

(4)	Basic policy for profit distribution and dividends in the current and subsequent years	6

(5)	Forecast for the future	6

2.	Basic Views of Selected Accounting Standards	7

3.	Consolidated Financial Statements and Notes to the Consolidated Financial Statements	8

(1)	Consolidated balance sheets	8

(2)	Consolidated statements of income and consolidated statements of comprehensive income(loss)	10

(3)	Consolidated statements of changes in net assets	12

(4)	Consolidated statements of cash flows	14

(5)	Notes to the consolidated financial statements	15

	Going-concern assumptions	15

	Changes in accounting policies	15

	Segment information	16

	Per share information	17

	Significant subsequent events	17

1.          Analysis of Operating Results and Financial Position

The forecasts included in this summary are based on the assumptions determined to be reasonable by FRONTEO, Inc. (the “Company”) and its consolidated subsidiaries (together with the Company, the “Group”) as of March 31, 2019. The Group applies the “Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statements No.28 of February 16, 2018) effective from the beginning of the year ended March 31, 2019. The Group performed a comparative analysis of its financial position as of March 31, 2019, with that as of March 31, 2018, after applying the accounting standard above retrospectively.

(1)         Analysis of operating results

The Group operates under a mission of “Being a Bright Value Creator—providing solutions to unearth risks and opportunities buried deep within the data to bring fairness into an information society,” making full use of the Group’s sophisticated information analysis technologies, particularly a proprietary artificial intelligence (“AI”)-based search engine called KIBIT and Concept Encoder (CE), to create an environment where users can obtain essential and appropriate information and also to solve challenges faced by society in a wide array of fields from the Group’s founding business of international litigation support and fraud investigation services to other businesses, including manufacturing, finance, retail, logistics, and healthcare.

During the fiscal year ended March 31, 2019 (from April 1, 2018 to March 31, 2019), and especially in the latter half of the fiscal year, the ongoing trade tensions between the U.S. and China, and heightened uncertainty in geopolitical risk posed a greater concern to the global economy, weighing on global financial and capital markets, and led to further deregulation and liberalization of these markets. The Japanese economy remained in a state of moderate recovery as consumer spending recovered to levels closer to normal levels as a result of a better employment environment and improved income. IT-related investments in the corporate sector remained stable as companies pursued operational efficiency and productivity enhancements to address a heightened sense of scarce human resources during the fiscal year. Looking closely to the AI market in Japan, implementation of AI technologies progressed by innovation companies in various business practices. The focus of the discussions around AI has shifted from concerns over how AI will displace jobs to ways to achieve economical development using AI technologies to automate operations and enhance productivity to tackle increasingly scarce human resources and resolve social issues at the same time. Further, discussions and actions have been actively underway regarding tackling challenges posed by a lack of availability of learning data, creation of laws governing AI, shortage of AI talent, and a comparison of government budgets for the AI field. All these discussions indicate that the AI industry has progressed from the effective assessment stage to the social implementation stage. Under these circumstances, the Group has leveraged its experience and expertise as a front runner in the introduction of AI into the business sector, ahead of many industry peers, to further exploit AI market opportunities. As a result, according to ITR Market View: AI Market 2018, a market survey report issued by ITR Corporation, the Company has held the number one market share position in Japan in the field of multi-language analytics by AI for three consecutive years from FY2016 (prediction for FY2018) and continues to enhance its market presence as a provider of AI solutions.

In the LegalTech AI business(*), the eDiscovery market (comprised of contracts with companies in Asia) is expected to continue to expand at approximately 15% annually (source: Mordor Intelligence “Global e-Discovery Market 2017-2023). This is primarily driven by a continuous increase in the volume of electronically stored information in companies subject to the eDiscovery process. Meanwhile, the pressure for lower prices of analysis service per data volume increases each year, leading a number of vendors to suffer from unprofitable projects. Under such circumstances, the competition among vendors to win large and profitable projects has become fierce. As a result, some vendors outsource their review process, which has high labor costs and low profit margin, to subcontractors, while some outsource the process to offshore vendors to lower costs. These measures, however, may compromise the quality of the review process, which is the core part of eDiscovery services and, thus, are undesirable. While outsourcing to offshore vendors exposes vendors to high risk in terms of service quality and confidentiality, it is unsustainable to continue the current manual processes, given that data volume continues to increase. The Company believes that the quality of the review process impacts the outcome of litigation and, therefore, a vendor who has a comprehensive review process and accomplishes both high service quality and low costs using AI technology would more likely gain a dominant position in the market. Considering these changes in the business environment, identified as a focal point of the technology field, the Company has set a goal of achieving “the total automation of eDiscovery process” and has been devoted to research and development activities. During the fiscal year ended March 31, 2019, the Group released “KIBIT Automator,” in March 2019, a tool that decreases by half the time for document review operations, which is the most time-consuming component of the eDiscovery process, using the AI, “KIBIT.” This tool improves the efficiency of document review operations. Further, using the tool enables the Group to implement a clear document volume-based rate model, in addition to the work volume-based rate system, which is the current industry standard.

The Group enhanced its marketing efforts toward winning profitable projects and post-contract project management.

The Group focused on creating a cross-border operating platform to win large-scale projects from companies in Asia leveraging the Group’s strength, the ability to work in Asian languages, the efficiency arising from the use of AI technology, and the capacity to provide one-stop services covering the entire process for its customers. Amid the increase in large-scale projects, the Group newly established the Global Legal Business Management Department in order to more efficiently manage, operate and assess projects on a group-wide basis rather than on a business location basis. These marketing efforts have gradually developed and cultivated closer relationships with leading U.S. law firms and succeeded in making steady progress, particularly in terms of the growth in opportunities that have potential to explore and exploit future engagements. However, due to the failure to capture certain large projects that the LegalTech business was expected to win in the second half of the fiscal year ended March 31, 2019, and schedule changes in other projects, realizing improvements in business performance may need more time and effort than expected at the beginning of the fiscal year. In conjunction with the above-described marketing efforts, the Group is committed to capturing new business opportunities by securing potential winning contracts with rapid improvements in organizational power, such as enhancement of senior management in marketing and sales, promotion of technology marketing, and revitalization of diversified operating activities.

In the forensic services field, as well as eDiscovery services, demand for thorough analysis of a large volume of data in a short period of time using AI has surged in line with an increase in the number of newly established third-party committees for accounting fraud investigations in Japan. In the fiscal year ended March 31, 2019, the Group has been engaged in large-scale projects, which were resolved using its AI technology. Sales of these services in the fiscal year ended March 31, 2019 increased by 149.4% compared with the previous year, and the Group will continue to focus on this prospective growing field.

(*) From the end of the fiscal year ended March 31, 2019, names of reportable segments have been changed as follows: the LegalTech business to the LegalTech AI business.

In the AI Solution business, steady performances continued in Japan in the fields of business intelligence and healthcare. As a result, the number of companies that have implemented KIBIT products increased to 176 (2.2 times year on year) in the AI Solution business, which employs a stock business model. Supported by further accelerating investment opportunities in this market, net sales in the overall AI Solution business for the fiscal year ended March 31, 2019, increased by 56.7% year on year, resulting in record high net sales, and the business turned profitable throughout the fiscal year for the first time.

In the business intelligence field, for the fiscal year ended March 31, 2019, sales increased due to an increase in the number of companies that have implemented the Group’s products affected by its expanded presence in the existing fields of finance and intellectual property and larger-scale projects backed by the launch of contracted development. During the fiscal year ended March 31, 2019, the Group has developed “KIBIT G2,” the second generation of “KIBIT,” that facilitates links to both client systems and external systems. Since the field of natural language processing and AI presents a promising opportunity for development, the Group aims to promote further market development and to be a leader as the de facto standard in the industry. In order to further market development, in addition to its ability to offer technical proposals, it is crucial to expand solutions offered by the Group by improving its capacity to provide consulting, solution and support services to its customers based on a deep understanding of their businesses. It is also essential to accelerate growth of the Group’s business by packaging, accumulating, and sharing/complementing the best practices earned from contracted developments with marketing-partner companies. As part of these efforts, the Group opened FRONTEO AI BizDevOps Lab. during the three-month period ended December 31, 2018. The lab operates as the forefront of implementing AI that begin with the detection of issues and planning solutions for implementation of AI to the feasible operation and design of AI in the shortest possible time.

In the healthcare field, the Group has achieved results in the development of new technologies that respond to needs in the healthcare field. Namely, in the three-month period ended June 30, 2018, the Group obtained a patent on CE, its second proprietary AI-based search engine. Also, in the three-month period ended December 31, 2018, the Group has began to provide the “New Candidate Medications Discovery” technology to pharmaceutical companies using the vectorization technology of CE. In addition to development of new technologies, the Group made progress in medium- to long-term projects developing products (joint research and/or contracted development projects), including the Prediction of Patient Fall System, Pain Care Support AI System, and Project for Objective Measures using Computational Psychiatry Technology. The Group will continue to build on the strength of CE that enables statistical verification of analysis processes (non-black-box attribute) and promote the utilization of big data and delivery of solutions in the healthcare field.

As a result, in the consolidated operating results for the year ended March 31, 2019, the Group recorded net sales of 11,292,783 thousand yen (a 7.6% decrease year-on-year). Nevertheless, it recorded operating income of 216,969 thousand yen (a 22.1% increase year-on-year) supported by the effects of profit-focused structural reforms implemented in the LegalTech AI business, ordinary income of 175,681 thousand yen (ordinary loss of

16,572 thousand yen in the fiscal year ended March 31, 2018), and net income attributable to owners of the parent of 69,930 thousand yen (net loss attributable to owners of the parent of 828,124 thousand yen in the fiscal year ended March 31, 2018). The Group’s operating results turned a profit at all profit levels.

Overview of each business segment is as follows:

(LegalTech AI business)

1)        eDiscovery services

Net sales from eDiscovery services were driven by steady sales of cross-border projects in South Korea and Taiwan. Meanwhile, the Group was unsuccessful in winning some of the U.S. Department of Justice-related projects that were initially expected to contribute to increasing sales in the fiscal year ended March 31, 2019, and, in addition, there was a schedule change in some of those projects. As a result, net sales from eDiscovery services stood at 9,280,011 thousand yen, a decrease of 15.0% from the fiscal year ended March 31, 2018.

2)        Forensic services

Net sales from forensic services were 585,528 thousand yen, an increase of 49.4% from the fiscal year ended March 31, 2018, due to acquiring several large-scale research projects using AI technology in Japan.

Despite the increase in net sales, overall net sales for the LegalTech AI business were 9,865,539 thousand yen, a decrease of 12.7% from the fiscal year ended March 31, 2018. However, operating income for the Legal Tech AI business stood at 119,043 thousand yen, a decrease of 74.1% from the fiscal year ended March 31, 2018, as a result of the effects of filtering order acceptances focusing on profitability and strict cost management of each project undertaken through structural reforms in the U.S. subsidiary.

Overview of net sales by service type is as follows:

(Thousands of yen)

Service type		Total
1) eDiscovery services	Review	2,654,549
		(3,149,787)
	Collection and Process	1,755,768
		(2,911,634)
	Hosting	4,869,693
		(4,853,839)
	Total	9,280,011
		(10,915,261)

2) Forensic services		585,528
		(391,821)

Total net sales of the LegalTech AI business		9,865,539
		(11,307,082)

(Note) Amounts in parentheses represent net sales for the year ended March 31, 2018.

Overview of net sales by country of residence of customers is as follows:

(Thousands of yen)

Country of residence of customers	Total
Japan and other countries in Asia	4,521,003
(4,912,548)

United States and Europe	5,344,535
(6,394,534)

Total net sales of the LegalTech AI business	9,865,539
(11,307,082)

(Note) Amounts in parentheses represent net sales for the year ended March 31, 2018.

(AI Solution business)

In the AI Solution business, in the business intelligence field in Japan, the increased number of companies that have implemented the Group’s products backed by their recognition in the financial and intellectual property business and the increased number of larger-scale projects after the commencement of contracted development projects aided in steadily building up the scale of business operations.

As a result, net sales from the AI Solution business stood at 1,427,243 thousand yen, an increase of 56.7% from the fiscal year ended March 31, 2018, resulting from record-high net sales. Operating income of 97,926 thousand yen (operating loss of 282,548 thousand yen in the fiscal year ended March 31, 2018), and the business turned profitable throughout the fiscal year because of the marketing activities, which have been carried out for a certain period.

Overview of net sales by service type is as follows:

(Thousands of yen)

Service type		Total
AI Solution business	Business intelligence	1,169,896
		(620,102)
	Healthcare	179,688
		(132,967)
	AI Solution-overseas	77,659
		(157,617)

Total net sales of the AI Solution business		1,427,243 (910,687)

(Note) Amounts in parentheses represent net sales for the year ended March 31, 2018.

(2)         Analysis of financial position

(Assets)

Total assets decreased by 898,692 thousand yen to 13,566,640 thousand yen compared with the end of the previous year.

Current assets decreased by 1,093,516 thousand yen to 6,986,834 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 1,204,612 thousand yen in cash and deposits due to repayments of loans payable and an increase of 126,651 thousand yen in notes and accounts receivable-trade.

Noncurrent assets increased by 194,824 thousand yen to 6,579,805 thousand yen compared with the end of the previous year. This was attributable primarily to an increase of 205,705 thousand yen in software due to the production of internally developed software.

(Liabilities)

Total liabilities decreased by 1,184,849 thousand yen to 8,926,882 thousand yen compared with the end of the previous year.

Current liabilities increased by 811,163 thousand yen to 4,950,304 thousand yen compared with the end of the previous year. This was attributable primarily to a net effect of a decrease of 400,000 thousand yen in short-term loans payable due to repayments and an increase of 1,250,000 thousand yen in the current portion of bonds with subscription rights to shares due to reclassification of the convertible bond due within one year from noncurrent liabilities to current liabilities.

Noncurrent liabilities decreased by 1,996,013 thousand yen to 3,976,577 thousand yen compared with the end of the previous year. This was mainly due to transfer of 568,991 thousand yen in long-term loans payable and 1,250,000 thousand yen in bonds with subscription rights to shares to current liabilities.

(3)         Analysis of cash flows

Cash and cash equivalents (hereinafter, “cash”) was 3,922,806 thousand yen.

Summary of cash flows and major factors as of the end of the fiscal year is as follows:

(Cash flows from operating activities)

Net cash provided by operating activities was 731,461 thousand yen (a decrease of 763,892 thousand yen in net cash inflows from the previous year). This was largely due to 203,265 thousand yen of income before income taxes, 817,499 thousand yen of depreciation and amortization, and 365,658 thousand yen of income taxes paid.

(Cash flows from investing activities)

Net cash used in investing activities was 966,421 thousand yen (an increase of 257,214 thousand yen in net cash outflows from the previous year). This was mainly attributable to payments of 660,791 thousand yen for the acquisition of intangible assets and 252,933 thousand yen for the acquisition of property, plant, and equipment.

(Cash flows from financing activities)

Net cash used in financing activities was 1,011,939 thousand yen (an increase of 873,233 thousand yen in net cash outflows from the previous year). This was mainly due to repayment of 1,000,872 thousand yen of long-term loans payable.

<Reference> Trends in cash flow indicators

Year ended:	March 31, 2015	March 31, 2016	March 31, 2017	March 31, 2018	March 31, 2019
Equity ratio (%)	65.4	33.8	29.6	28.0	32.2
Market value-based equity ratio (%)	435.7	264.0	166.4	230.6	153.7
Interest-bearing debt to cash flow ratio (times)	1.3	7.4	(28.2)	4.4	7.7
Interest coverage ratio (times)	141.2	37.9	(8.3)	27.6	18.5

Equity ratio = Equity/total assets

Market value-based equity ratio = Market capitalization/total assets

Interest-bearing debt to cash flow ratio = Interest-bearing debts/cash flows

Interest coverage ratio = Cash flows/interest payments

Notes:	1.	Figures are calculated on a consolidation basis.
	2.	Cash flows represent operating cash flows.
	3.	Interest-bearing debts include all liabilities that incur interests recorded in the consolidated balance sheets.

(4)         Basic policy for profit distribution and dividends in the current and subsequent years

Profit distribution to shareholders is one of the highest priorities of the Group. Our basic policy for profit distribution is to continue dividend payments based on the results of operations, while retaining sufficient earnings to improve financial soundness, conducting aggressive business development, and strengthening its operating foundation. For the year ended March 31, 2019, the Group has determined to pay a year-end dividend of 3 yen per share as a result of stable performance through the fiscal year.

With regard to the next fiscal year ending March 31, 2020, management forecasts a year-end dividend of 3 yen per share.

(5)         Forecast for the future

For the year ending March 31, 2020, the Group will continue proactive business development in order to steadily meet the demand in the Legal Tech AI and AI Solution businesses. In addition, the Group will continue to focus on strengthening the organization, increasing workforce, and developing human resource in the coming fiscal year.

In the LegalTech AI business, the Group, while continuing to focus on generating profits and the selection of projects, plans to secure chances of winning contracts and to increase sales with rapid improvements in organizational power, such as reinforcement of senior management in marketing and sales, and revitalization of diversified operating activities represented by technology marketing. The eDiscovery and forensic services are expected to significantly benefit from AI as much as other industries. As an AI technology holder and an AI service provider, the Group recognizes its responsibility to realize the future innovation at the earliest possible time. The Group regards the coming fiscal year as the period to reinforce the business foundation for its future businesses to accomplish total automation of the eDiscovery process with AI by accumulating, spreading, and introducing cases using AI in the industry where the Group operates.

Over the coming fiscal year, the Group expects to further increase sales in the AI Solution business where the business intelligence field acts as a driving force. Since the field of natural language processing and AI, in which the Group has had the largest market share for three consecutive years, presents a promising opportunity for development, the Group aims to promote further market development and to be in the leading position as the de fact standard in the industry. In order to further market development, in addition to its ability to offer technical proposals, it is crucial to expand solutions offered by the Group by improving its capacity to provide consulting, solution, and support services to its customers based on its deep understanding of their businesses. It is also essential to accelerate growth of the Group’s business by packaging, accumulating, and sharing/complementing the best practices learned from contracted developments with marketing-partner companies. For the year ending March 31, 2020, while the Group plans to invest funds to increase its workforce, such as prime communicators, data scientists, and engineers, to reinforce those functions on an ongoing basis, it also plans to further increase the profit margin throughout the fiscal year. In the healthcare field, the Group continues to focus on medium- to long-term projects, developing products (joint research and/or contracted development projects), including the Prediction of Patient Fall System, Pain Care Support AI System, and Project for Objective Measures using Computational Psychiatry Technology, while it will also continue to build on the strength of CE to cultivate new fields to win large projects.

Based on the above, the Group developed forecasts for the year ending March 31, 2020, as follows: consolidated net sales to be 11,600 million yen (a 2.7% increase from the previous year); operating income to be 200 million yen (a 7.8% decrease from the previous year); ordinary income to be 116 million yen (a 34.0% decrease from the previous year); and net income attributable to owners of the parent to be 10 million yen (an 85.7% decrease from the previous year ). The Group expects an exchange rate at March 31, 2020, of 107 yen against the U.S. dollar.

Note: The forecasts are based on information currently available to the Group and contain uncertainties. Actual business results may differ considerably from the forecasts provided due to various unforeseen factors.

2.          Basic Views of Selected Accounting Standards

The Group adopts generally accepted accounting principles in Japan to facilitate consolidated financial statement comparability between periods and with other companies. The Group plans to determine whether International Financial Reporting Standards (IFRS) adoption is appropriate for the Group by considering internal and external business conditions faced by the Company, possibilities of diversifying financing sources, and other factors.

3.          Consolidated Financial Statements and Notes to the Consolidated Financial Statements

(1)    Consolidated balance sheets

(Thousands of yen)

	Previous year (as of March 31, 2018)	Current year (as of March 31, 2019)
Assets
Current assets
Cash and deposits	5,130,620	3,926,008
Notes and accounts receivable-trade	2,631,007	2,757,658
Merchandise	37,313	1,051
Supplies	3,425	2,826
Other	359,050	351,042
Allowance for doubtful accounts	(81,065)	(51,752)
Total current assets	8,080,351	6,986,834
Noncurrent assets
Property, plant, and equipment
Buildings	296,829	333,719
Accumulated depreciation	(149,471)	(188,524)
Buildings, net	147,357	145,194
Vehicles	9,653	10,045
Accumulated depreciation	(6,333)	(8,093)
Vehicles, net	3,320	1,952
Tools, furniture, and fixtures	1,421,973	1,582,885
Accumulated depreciation	(976,048)	(1,099,615)
Tools, furniture, and fixtures, net	445,924	483,269
Leased assets	248,411	258,621
Accumulated depreciation	(82,161)	(158,123)
Leased assets, net	166,249	100,498
Other	—	12,549
Total property, plant, and equipment	762,851	743,464
Intangible assets
Software	673,275	878,980
Goodwill	1,807,080	1,733,991
Customer-related assets	1,671,594	1,599,671
Other	232,171	326,763
Total intangible assets	4,384,121	4,539,406
Investments and other assets
Investment securities	848,714	872,114
Guarantee deposits	124,074	161,533
Long-term deposits	212,480	221,980
Deferred tax assets	—	11,123
Other	52,739	30,183
Total investments and other assets	1,238,008	1,296,934
Total noncurrent assets	6,384,981	6,579,805
Total assets	14,465,333	13,566,640

(Thousands of yen)

	Previous year (as of March 31, 2018)	Current year (as of March 31, 2019)
Liabilities
Current liabilities
Accounts payable-trade	143,900	137,568
Short-term loans payable	1,500,000	1,100,000
Current portion of long-term loans payable	960,949	933,520
Current portion of bonds with subscription rights to shares	—	1,250,000
Accounts payable-other	275,411	349,024
Income taxes payable	223,930	80,292
Provision for bonuses	16,094	163,032
Provision for loss on business liquidation	190,847	63,022
Other	828,007	873,844
Total current liabilities	4,139,140	4,950,304
Noncurrent liabilities
Bonds with subscription rights to shares	1,250,000	—
Long-term loans payable	4,044,314	3,475,323
Deferred tax liabilities	194,914	122,703
Liabilities for retirement benefits	40,836	49,991
Asset retirement obligations	45,248	45,755
Other	397,276	282,804
Total noncurrent liabilities	5,972,591	3,976,577
Total liabilities	10,111,731	8,926,882
Net assets
Shareholders’ equity
Capital stock	2,507,346	2,559,206
Capital surplus	2,292,432	2,343,293
Retained earnings	(728,370)	(658,439)
Treasury stock	(26)	(90)
Total shareholders’ equity	4,071,382	4,243,970
Accumulated other comprehensive income (loss)
Valuation difference on available-for-sale securities	514,209	530,444
Foreign currency translation adjustment	(537,339)	(412,051)
Total accumulated other comprehensive (loss) income	(23,129)	118,392
Subscription rights to shares	265,884	227,797
Noncontrolling interests	39,464	49,597
Total net assets	4,353,601	4,639,758
Total liabilities and net assets	14,465,333	13,566,640

(2)    Consolidated statements of operations and consolidated statements of comprehensive income(loss)

Consolidated statements of operations

(Thousands of yen)

	Previous year (from April 1, 2017 to March 31, 2018)	Current year (from April 1, 2018 to March 31, 2019)
Net sales	12,217,770	11,292,783
Cost of sales	6,990,649	6,352,481
Gross profit	5,227,120	4,940,302
Selling, general, and administrative expenses	5,049,405	4,723,332
Operating income	177,715	216,969
Nonoperating income
Interest income	2,658	2,580
Dividend income	11,250	14,400
Rent income	15,696	—
Changes in fair value of contingent consideration	46,478	—
Foreign exchange gains	—	79,129
Other	9,106	1,893
Total nonoperating income	85,190	98,003
Nonoperating expenses
Interest expenses	54,213	39,445
Syndicated loan fees	12,500	63,287
Foreign exchange losses	207,622	—
Other	5,142	36,559
Total nonoperating expenses	279,477	139,292
Ordinary (loss) income	(16,572)	175,681
Extraordinary income
Gain on reversal of subscription rights to shares	11,130	44,130
Gain on sales of noncurrent assets	446	—
Total extraordinary income	11,576	44,130
Extraordinary losses
Restructuring expenses	781,372	—
Loss on sale of noncurrent assets	158	—
Loss on retirement of noncurrent assets	980	7,625
Impairment loss	73,160	8,919
Total extraordinary losses	855,672	16,545
(Loss) income before income taxes	(860,668)	203,265
Income taxes-current	43,630	205,082
Income taxes-deferred	(86,792)	(81,880)
Total income taxes	(43,162)	123,202
Net (loss) income	(817,506)	80,063
Net income attributable to noncontrolling interests	10,617	10,132
Net (loss) income attributable to owners of the parent	(828,124)	69,930

Consolidated statements of comprehensive income(loss)

(Thousands of yen)

	Previous year (from April 1, 2017 to March 31, 2018)	Current year (from April 1, 2018 to March 31, 2019)
Net (loss) income	(817,506)	80,063
Other comprehensive (loss) income
Valuation difference on available-for-sale securities	241,650	16,234
Foreign currency translation adjustment	(194,993)	125,287
Total other comprehensive income	46,656	141,522
Comprehensive (loss) income	(770,849)	221,585
Comprehensive loss (income):
Comprehensive (loss) income attributable to owners of the parent	(781,467)	211,453
Comprehensive income attributable to noncontrolling interests	10,617	10,132

(3)    Consolidated statements of changes in net assets

Previous year (from April 1, 2017 to March 31, 2018)

(Thousands of yen)

	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at the beginning of the current period	2,481,621	2,266,210	99,753	(26)	4,847,559
Changes in items during the year
Issuance of new shares	25,724	25,724			51,449
Net loss attributable to owners of the parent			(828,124)		(828,124)
Purchase of shares of consolidated subsidiaries		497			497
Purchase of treasury stock					—
Net changes in items other than shareholders’ equity					—
Total changes in items during the year	25,724	26,222	(828,124)	—	(776,177)
Balance at the end of the year	2,507,346	2,292,432	(728,370)	(26)	4,071,382

	Accumulated other comprehensive income (loss)
	Valuation	Foreign	Total accumulated
	difference on	currency	other
	available-for-sale	translation	comprehensive	Subscription	Noncontrolling
	securities	adjustment	income (loss)	rights to shares	interests	Total net assets
Balance at the beginning of the current year	272,559	(342,345)	(69,786)	208,560	32,344	5,018,678
Changes in items during the year
Issuance of new shares						51,449
Net loss attributable to owners of the parent						(828,124)
Purchase of shares of consolidated subsidiaries						497
Purchase of treasury stock						—
Net changes in items other than shareholders’ equity	241,650	(194,993)	46,656	57,323	7,119	111,100
Total changes in items during the year	241,650	(194,993)	46,656	57,323	7,119	(665,077)
Balance at the end of the year	514,209	(537,339)	(23,129)	265,884	39,464	4,353,601

Current year (from April 1, 2018 to March 31, 2019)

(Thousands of yen)

	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity
Balance at the beginning of the current period	2,507,346	2,292,432	(728,370)	(26)	4,071,382
Changes in items during the year
Issuance of new shares	51,860	51,860			103,721
Net profit attributable to owners of the parent			69,930		69,930
Purchase of shares of consolidated subsidiaries		(1,000)			(1,000)
Purchase of treasury stock				(63)	(63)
Net changes in items other than shareholders’ equity					—
Total changes in items during the year	51,860	50,860	69,930	(63)	172,588
Balance at the end of the current year	2,559,206	2,343,293	(658,439)	(90)	4,243,970

	Accumulated other comprehensive income (loss)
			Total
	Valuation	Foreign	accumulated
	difference on	currency	other
	available-for-sale	translation	comprehensive	Subscription	Noncontrolling
	securities	adjustment	(loss) income	rights to shares	interests	Total net assets
Balance at the beginning of the current year	514,209	(537,339)	(23,129)	265,884	39,464	4,353,601
Changes in items during the year
Issuance of new shares						103,721
Net profit attributable to owners of the parent						69,930
Purchase of shares of consolidated subsidiaries						(1,000)
Purchase of treasury stock						(63)
Net changes in items other than shareholders’ equity	16,234	125,287	141,522	(38,086)	10,132	113,568
Total changes in items during the year	16,234	125,287	141,522	(38,086)	10,132	286,156
Balance at the end of the current year	530,444	(412,051)	118,392	227,797	49,597	4,639,758

(4)    Consolidated statements of cash flows

		(Thousands of yen)
	Previous year (from April 1, 2017 to March 31, 2018)	Current year (from April 1, 2018 to March 31, 2019)
Cash flows from operating activities:
(Loss) profit before income taxes	(860,668)	203,265
Depreciation and amortization	1,015,447	817,499
Impairment loss	73,160	8,919
Amortization of goodwill	175,354	153,786
Syndicated loan fees	12,500	63,287
Gain on sales of noncurrent assets	(287)	—
Loss on retirement of noncurrent assets	980	7,625
Restructuring expenses	781,372	—
Gain on reversal of subscription rights to shares	(11,130)	(44,130)
Increase in liabilities for retirement benefits	5,182	9,156
(Decrease) increase in provision for bonuses	(137,445)	131,306
Decrease in allowance for doubtful accounts	(74,803)	(32,820)
Interest and dividend income	(13,908)	(16,980)
Interest expenses	54,213	39,445
Foreign exchange losses (gains)	230,790	(125,860)
Decrease (increase) in notes and accounts receivable-trade	579,215	(85,218)
Decrease in inventories	32,724	36,849
Decrease in accounts payable-trade	(360,785)	(11,171)
Increase in accounts payable-other	241,818	85,112
Other, net	(152,536)	3,433
Subtotal	1,591,196	1,243,507
Interest and dividend income received	13,908	16,980
Interest expenses paid	(42,820)	(39,944)
Payments for restructuring expenses	(160,994)	(123,423)
Income taxes refunded (paid)	94,063	(365,658)
Net cash provided by operating activities	1,495,354	731,461
Cash flows from investing activities:
Purchase of property, plant, and equipment	(211,053)	(252,933)
Proceeds from sale of property, plant, and equipment	446	—
Purchase of intangible assets	(407,751)	(660,791)
Loan advances	—	(6,055)
Collection of loans receivable	—	5,041
Payments for guarantee deposits	(7,402)	(38,241)
Proceeds from guarantee deposits	14,015	9,507
Purchase of goodwill	(97,462)	(22,948)
Other, net	2	—
Net cash used in investing activities	(709,207)	(966,421)
Cash flows from financing activities:
Proceeds from short-term loans payable	3,100,000	1,190,000
Repayment of short-term loans payable	(2,600,000)	(1,590,000)
Proceeds from long-term loans payable	200,000	400,000
Repayment of long-term loans payable	(826,083)	(1,000,872)
Repayment of finance lease obligations	(42,745)	(51,175)
Payments for acquisition of subsidiaries’ stock without change in the scope of consolidation	(3,000)	(1,000)
Proceeds from issuance of shares resulting from exercise of subscription rights to shares	31,542	—
Payments of syndicated loan fees	(29,160)	(25,630)
Proceeds from issuance of subscription rights to shares	31,012	67,928
Other, net	(271)	(1,189)
Net cash used in financing activities	(138,706)	(1,011,939)
Effect of exchange rate change on cash and cash equivalents	(53,277)	42,361
Net increase (decrease) in cash and cash equivalents	594,163	(1,204,538)
Cash and cash equivalents at the beginning of the year	4,533,182	5,127,345
Cash and cash equivalents at the end of the year	5,127,345	3,922,806

(5)    Notes to the consolidated financial statements

Going-concern assumptions

Not applicable.

Changes in accounting policies

The Group applies the “Practical Solution on Transactions Granting Employees and Others Stock Acquisition Rights, Which Involve Considerations, with Vesting Conditions” (ASBJ Practical Issues Task Force (PITF) No. 36 of January 12, 2018), for transactions granting employees and other eligible individuals stock acquisition rights, which involve considerations, with vesting conditions (the “Transactions”), on or after April 1, 2018, and accounts for the Transaction in accordance with the “Accounting Standard for Share-based Payment and its Implementation Guidance” (ASBJ Statement No. 8 of December 27, 2005) and other related standards and guidance.

Regarding the application of the PITF No. 36, however, the Group adopts the transitional provisions in item (3), paragraph 10 of the PITF No. 36 and continues to account for the Transactions that took place before April 1, 2018, in accordance with the previous accounting policies.

Segment information

I.       Previous year (from April 1, 2017 to March 31, 2018)

1)                  Information related to net sales and profits or losses for each reportable segment

(Thousands of yen)

					Amounts
					reported in the
					consolidated
	Reportable segment			Adjustments	financial
	LegalTech AI*3	AI Solution	Total	*1	statements *2
Net sales
(1) External sales	11,307,082	910, 687	12,217,770	—	12,217,770
(2) Intersegment sales and transfers	—	—	—	—	—
Total	11,307,082	910,687	12,217,770	—	12,217,770
Segment profits (losses)	460,263	(282,548)	177,715	—	177,715

Notes:

(1) The adjustment to intersegment sales and transfers refers to intersegment transaction elimination.
(2) Total segment profits (losses) equal to operating income reported in the consolidated statements of income.

(3) From the end of the fiscal year ended March 31, 2019, names of reportable segments have been changed as follows: the LegalTech business to the LegalTech AI business. The change is applicable only the names, and therefore, there will be no effects on segment information.

2)        Information relating to assets for each reportable segment

Not applicable.

3)        Information relating to impairment loss on property, plant, and equipment or goodwill for each reportable segment

The AI Solution segment recognized impairment losses of 73,160 thousand yen in property, plant, and equipment, held in the healthcare field, which are not expected to be used in the future.

4)        Matters relating to changes in reportable segments

Not applicable.

II.  Current year (from April 1, 2018 to March 31, 2019)

1)        Information related to net sales, profits or losses, assets, liabilities, and other items for each reportable segment

(Thousands of yen)

					Amounts
					reported in the
					consolidated
	Reportable segment			Adjustments	financial
	LegalTech AI*3	AI Solution	Total	*1	statements *2
Net sales
(1) External sales	9,865,539	1,427,243	11,292,783	—	11,292,783
(2) Intersegment sales and transfers	—		—	—	—
Total	9,865,539	1,427,243	11,292,783	—	11,292,783
Segment profits (losses)	119,043	97,926	216,969	—	216,969

Notes:

(1) The adjustment to intersegment sales and transfers refers to intersegment transaction elimination.
(2) Total segment profits (losses) equal to operating income reported in the consolidated statements of income.

(3) From the end of the fiscal year ended March 31, 2019, names of reportable segments have been changed as follows: the LegalTech business to the LegalTech AI business. The change is applicable only to the names, and therefore, there will be no effects on segment information.

2)        Information relating to assets for each reportable segment

Not applicable.

3)        Information relating to impairment loss on property, plant, and equipment or goodwill for each reportable segment

(Significant impairment losses on property, plant, and equipment)

The AI Solution segment recognized impairment losses of 8,919 thousand yen in property, plant, and equipment, held in the business intelligence field, which are not expected to be used in the future.

4)        Information relating to changes in reportable segments

The Group modified the classification and allocation of selling, general, and administrative expenses, associated with the change in the management classification, effective from the year ended March 31, 2019, and the segment information for the year ended March 31, 2018, is presented under the new classification.

Per share information

(Yen)

	Previous year (from April 1, 2017 to March 31, 2018)	Current year (from April 1, 2018 to March 31, 2019)
Net assets per share	106.45	114.43
(Loss) earnings per share	(21.79)	1.84
Diluted earnings per share	—	1.76

Notes:

(1)    Diluted earnings per share are not presented due to net loss per share for the fiscal year ended March 31, 2018, despite the existence of diluted shares.

(2)    Basis for calculation of net earnings (loss) per share is as follows:

Item	Previous year (from April 1, 2017 to March 31, 2018)	Current year (from April 1, 2018 to March 31, 2019)
Earnings (loss) per share (yen)
Net (loss) earnings attributable to owners of the parent (thousands of yen)	(828,124)	69,930
Amount not attributed to common stockholders (thousands of yen)	—	—
Net (loss) earnings attributable to common shareholders of the parent (thousands of yen)	(828,124)	69,930
Average number of common stock outstanding during the year (shares)	38,007,877	38,098,739

Diluted earnings per share
Adjustment to net income attributable to owners of the parent (thousands of yen)	—	—
Increase in the number of common stock (shares)	—	1,679,363
Convertible bond-type bonds with subscription rights to shares (shares)	—	1,537,528
Subscription rights to shares (shares)	—	141,835
Summary of dilutive shares not included in calculation of “Diluted earnings per share” due to no dilutive effect	—	—

Significant subsequent events

Not applicable.

***

This report is solely translation of “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with the generally accepted accounting principles in Japan. The English translation is for reference purposes only and the original Japanese version will prevail as the official authoritative version.

Safe Harbor Statement

This summary contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “forecasts,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the forecasts in this announcement are forward-looking statements. Statements that are not historical facts, including statements about FRONTEO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FRONTEO’s goals and strategies; FRONTEO’s expansion plans; the expected growth of the data center services market; the ability of FRONTEO to successfully establish a cross-border marketing framework and reinforce the business operational structure of the U.S. subsidiary; the ability of and speed at which the AI Solution business can develop new business areas and marketing partners; expectations regarding demand for, and market acceptance of, FRONTEO’s services; the ability of FRONTEO to win joint research and/or contracted development projects; FRONTEO’s expectations regarding keeping and strengthening its relationships with customers; FRONTEO’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where FRONTEO provides solutions and services. Further information regarding these and other risks is included in FRONTEO’s reports filed with or furnished to the U.S. Securities and Exchange Commission. FRONTEO does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this announcement is as of the date hereof, and FRONTEO undertakes no duty to update such information, except as required under applicable law.